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                                                                     EXHIBIT 4.6


     This Amendment to the Rights Agreement between Conoco Inc. (formerly Conoco Energy Company) and First Chicago Trust Company of New York dated October 19, 1998 (the "Rights Agreement") is hereby adopted on October 20, 1998.

     Pursuant to Section 26 of the Rights Agreement, the Rights Agreement is hereby amended as follows:

     Section 11, paragraph (p) is hereby amended to read in its entirety:

         "(p)  Anything to this Agreement to the contrary notwithstanding
    (other than Section 11, paragraph (q) below), in the event that the Company shall at any time after the Rights Dividend Declaration Date and prior to the Distribution Date and in accordance with its certificate of incorporation (i) declare a dividend on the outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding shares of Common Stock, or (iii) combine the outstanding shares of Common Stock into a smaller number of shares, the number of Rights associated with each share of Common Stock then outstanding, or issued or delivered thereafter but prior to the Distribution Date, shall be proportionately adjusted so that the number of Rights thereafter associated with each share of Common Stock following any such event shall equal the result obtained by multiplying the number of Rights associated with each share of Common Stock immediately prior to such event by a fraction the numerator which shall be the aggregate number of shares of Common Stock outstanding immediately prior to the occurrence of the event and the denominator of which shall be the aggregate number of shares of Common Stock outstanding immediately following the occurrence of such event."
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    Section 11, paragraph (q) is hereby added to the Rights Agreement to read in its entirety:

         "(q) Anything in this Agreement to the contrary notwithstanding, each share of Class B Common Stock outstanding after giving effect to the reclassification of the Company's capital stock on October 20, 1998 (reclassifying 455,500,000 shares of Class B Common Stock into 430,000,000 shares of Class B Common Stock) and any dividend on or other change to (including the number of shares outstanding of) the Class B Common Stock on or before October 22, 1998 shall have one Class B Right attached thereto and no adjustment that would otherwise be made by reason of the foregoing reclassification or any such dividend or change described above shall be given effect."

    This Amendment may be executed in counterparts.
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     IN WITNESS WHEREOF, the parties hereto have hereunto set their hands this
20th day of October, 1998.

                                  /s/ R.A. HARRINGTON
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                                  Conoco Inc.

                                  /s/ JOANNE GOROSTIOLA
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                                  First Chicago Trust Company
                                   of New York


                                  /s/ SUSAN STALNECKER
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                                  E.I. du Pont de Nemours & Co. Inc.